QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COMPUTER SCIENCES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $1.00 Par Value Per Share,
Having an Exercise Price Per Share of $70.00 or More
(Title of Class of Securities)

42222H106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Hayward D. Fisk
Vice President, General Counsel and Secretary
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245
(310) 615-0311
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Ronald S. Beard, Esq.
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, California 92614
(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$21,898,967	$4,379.79

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,435,440 shares of common stock of Computer Sciences Corporation having an aggregate value of $21,898,967 as of October 23, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable	Date Filed: Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Items 1 through 9

    As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Exchange dated October 29, 2001 (including Schedule A and Appendix A attached thereto) (the "Offer to Exchange"), filed by Computer Sciences Corporation (the "Company"), is incorporated by reference into this Tender Offer Statement on Schedule TO in response to each of the items.

Item 10. Financial Statements

    (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Computer Sciences Corporation") and Section 16 ("Additional Information"), and on pages 18 through 42 of the Company's Annual Report on Form 10-K for its fiscal year ended March 30, 2001, and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 29, 2001 is incorporated herein by reference in response to this item.

    (b) Not applicable.

Item 11. Additional Information

    (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference in response to this item.

    (b) Not applicable.

Item 12. Exhibits

(a)	(1)	Offer to Exchange, dated October 29, 2001.
	(2)	Form of Election Form.
	(3)	Form of Cover Letter to Eligible Option Holders.
	(4)	Form of Change in Election Form.
	(5)	Form of Supplementary Australian Offer Document.
	(6)	Form of Letter to Eligible Australian Option Holders.
	(7)	Notice of Change in Contact Telephone Number.
(b)	Not applicable.
(d)	(1)	Computer Sciences Corporation's 1990 Stock Incentive Plan, filed as Exhibit 4(a) to the Company's Registration Statement on Form S-8 filed on August 15 1990, and incorporated herein by reference.
	(2)	Computer Sciences Corporation's 1992 Stock Incentive Plan, filed as Exhibit 10.8 to the Company's Quarterly Report for the Quarterly Period ended June 28, 1996, and incorporated herein by reference.
(3)
Computer Sciences Corporation's 1995 Stock Incentive Plan, filed as Exhibit 10.16 to the Company's Quarterly Report for the Quarterly Period ended September 29, 1995, and incorporated herein by reference.
	(4)	Computer Sciences Corporation's 1998 Stock Incentive Plan, filed as Exhibit 10.10 to the Company's Quarterly Report for the Quarterly Period ended July 3, 1998, and incorporated herein by reference.
	(5)	Form of Stock Option Agreement.

1

(6) Form of Stock Option Schedule.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

(a)	Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

COMPUTER SCIENCES CORPORATION
/S/ HAYWARD D. FISK Hayward D. Fisk Vice President, General Counsel and Secretary

Date: October 29, 2001.

2

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated October 29, 2001.
(a)(2)	Form of Election Form.
(a)(3)	Form of Cover Letter to Eligible Option Holders.
(a)(4)	Form of Change in Election Form.
(a)(5)	Form of Supplementary Australian Offer Document.
(a)(6)	Form of Letter to Eligible Australian Option Holders.
(a)(7)	Notice of Change in Contact Telephone Number.
(d)(1)	Computer Sciences Corporation's 1990 Stock Incentive Plan, filed as Exhibit 4(a) to the Company's Registration Statement on Form S-8 filed on August 15 1990, and incorporated herein by reference.
(d)(2)	Computer Sciences Corporation's 1992 Stock Incentive Plan, filed as Exhibit 10.8 to the Company's Quarterly Report for the Quarterly Period ended June 28, 1996, and incorporated herein by reference.
(d)(3)	Computer Sciences Corporation's 1995 Stock Incentive Plan, filed as Exhibit 10.16 to the Company's Quarterly Report for the Quarterly Period ended September 29, 1995, and incorporated herein by reference.
(d)(4)	Computer Sciences Corporation's 1998 Stock Incentive Plan, filed as Exhibit 10.10 to the Company's Quarterly Report for the Quarterly Period ended July 3, 1998, and incorporated herein by reference.
(d)(5)	Form of Stock Option Agreement.
(d)(6)	Form of Stock Option Schedule.

QuickLinks

SCHEDULE TO (Rule 13e-4)
CALCULATION OF FILING FEE
Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS